UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      July 11, 2006

Mr. Boris Zilbermints,
Chief Executive Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, NY 10604

      Re:	Chaparral Resources, Inc.
		Schedule 13E-3/A-1
      Filed June 20, 2006
		File No. 5-18426

		Schedule 14A/A-1
		Filed June 19, 2006
		File No. 0-07261

		Form 10-K/A-1 for the fiscal year ended December 31,
2005
		Filed June 19, 2006
		File No. 000-07261


Dear Mr. Zilbermints:

      We have reviewed your response letter dated June 19, 2006 and the amended filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note your response to comment 1. We note, however, that in revising your disclosure you removed LUKOIL Overseas Holding Ltd.
and
NRL Acquisition Corp. as filing parties. Please revise to include these parties as filing parties in the next amendment.

Schedule 13E-3/A Filed June 20, 2006

2. Consistent with Item 9, please provide a summary of the McDaniel &
Associates Consultants reserve report and the BMO Nesbitt Burns fairness report and financial analysis.

3. We note your response to prior comment 15. Please file the scripts to which you refer in an appendix to the Schedule 14A.

Reasons for the Special Committee`s Determination; Fairness of the
Merger, page 18

4. Please revise your disclosure to separately address procedural and substantive fairness.

5. We note your response to prior comment 25. Please expand your disclosure to address in reasonable detail why the special committee believed each factor supported its fairness determination as to unaffiliated stockholders. For example, bullet number 1 should be expanded to explain why the special committee`s knowledge of your business, assets, financial condition and results of operations, competitive position, the nature of your business and the energy industry, the risks of doing business in Kazakhstan, and your growth potential support the special committee`s fairness determination. As stated in prior comment 25, a listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Likewise, revise the section entitled
"Position of LUKOIL and NRL Acquisition as to Fairness." Please note that we may have additional comments on individual factors after reviewing your revisions in response to this comment.

6. Please expand your disclosure to discuss your historical stock
prices in greater detail.   For instance, we note that you
indicate
that the board considered the share price of $2.00 per share in June of 2005. Please discuss what consideration the board gave to the fact the price exceeded $7.00 per share in September of 2005 and $6.00 in
June of 2006.

7. Please supplementally explain why the ninth bullet point on page 17 is a factor supporting the fairness of the merger. It appears to the staff that the fact that your two "largest and most sophisticated non-affiliated stockholders" refused to agree to this transaction would be a factor weighing against both the substantive and procedural fairness of the transaction.

8. Your discussion of net book value on page 17 indicates that your
special committee believes that net book value has "no
correlation" to
the fair value of your shares. Please expand your disclosure to explain in greater detail why the special committee believed that "no
correlation" exists.   It is also unclear to the staff why the
special
committee included net book value in its bulleted list of factors supporting the fairness recommendation if it believed no correlation exists. Please revise accordingly.

9. Please provide a discussion of the consideration the special committee gave to going concern value as required by Instruction 2 to
Item 1014 of Regulation M-A. Your discussion in the antepenultimate bullet point on page 17 is inadequate in that you do not explain why discounted cash flow as reflected in public market price is a reasonable proxy for going concern value.

10. It is not clear to the staff why the special committee believed that the absence of a requirement for the approval of transaction by a majority of the unaffiliated stockholders is a factor weighing in favor of the fairness determination. Typically, the absence of such an approval requirement is a factor weighing against the fairness of a transaction. Refer to Item 1014(c) of regulation M-A.

11. We note your disclosure of the reasons why the board did not consider liquidation to be a viable option. Please note that your discussion does not address the required discussion of liquidation value as it relates to the fairness of the transaction. Please revise.

12. We note your response to comment 28 and reissue the comment.
To
the extent practicable, quantify the negative factors. In this regard, we refer you to page 18 under the paragraph beginning with
"The special committee also considered...."  For example, bullet number 3 could be expanded to disclose the amount of the termination fee, and bullet number 4 could be expanded to disclose the tax liability rates.

13. The statement made in your response to prior comment 33 that your
board of directors "acted solely on the recommendation of the special
committee" appears to be inconsistent with your disclosure on page
20.
For instance, if your board relied solely on the recommendation of the
special committee it is unclear what "factors" the board of
directors
did not find practicable to quantify.   If your board relied
solely on
the special committee`s conclusion and analysis your disclosure should reflect such exclusive reliance.



Position of LUKOIL and NRL Acquisition as to Fairness, page 20

14. We note your disclosure that LUKOIL and NRL Acquisition "have considered the factors examined by the special committee." If it is the intention of the filing persons to expressly adopt the analysis and conclusions of the special committee please include a statement to that effect. If that is not the intention, please expand your disclosure to explain what consideration the filing persons gave to each factor discussed by the special committee. Further, if the filing persons are not expressly adopting the analysis and conclusions of the special committee, then the board must separately address each factor set forth in Instruction 2 to Item 1014 of Regulation M-A. Please see prior comment 26 for additional guidance.

Form 10-K for the fiscal year ended December 31, 2005

Changes in Internal Controls over Financial Reporting, page F-5

15. We note your response to comment 45. Please revise to include the information required by Items 307 and 308 of Regulation S-K.
Refer to
Rule 12b-15 of the Exchange Act, which requires amendments to include the complete text of each amended item.

       **************

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Michael Pressman at (202) 551-3345 with any questions.


Sincerely,



Tangela Richter
							Branch Chief



cc:	R. Joel Swanson
      Baker Botts L.L.P.
      713-229-7730
Mr. Boris Zilbermints
Chaparral Resources, Inc.
July 11, 2006
Page 4